UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

IDEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-10235	36-3555336
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)
1925 W. Field Court, Suite 200
Lake Forest, Illinois 60045
(Address of principal executive offices, including zip code)

William Grogan - (847) 498-7070
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Security Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, IDEX Corporation (the “Company”) has undertaken efforts to determine our conflict minerals(1) reporting requirements for the period from January 1 to December 31, 2016.
The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at http://idexcorp.com/segments/sourcing/index.asp.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - IDEX Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2016.

(1) The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEX CORPORATION

	By:	/s/ WILLIAM K. GROGAN
William K. Grogan
Senior Vice President and Chief Financial Officer
May 31, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2016.